Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
Concorde International Group Pte Ltd	Singapore	100%
Concorde Security Pte Ltd	Singapore	96.81%
Concorde i-FAST USA Inc.	Texas, United States	100%
Concorde Security Sdn Bhd	Malaysia	100%
Concorde Security Limited	United Kingdom	100%
Concorde Asia Pte Ltd	Singapore	70%
Berjaya Academy Pte Ltd	Singapore	70%